Jerusalem, Israel, October 22, 2012 - Teva Pharmaceutical Industries Ltd. announced today that the United States Food and Drug Administration (FDA) recently provided a Complete Response Letter (CRL) to address Teva’s Supplemental New Drug Application (sNDA).  The indication submitted under this sNDA was for the use of TREANDA® (bendamustine HCl) for Injection for the first-line treatment of patients with indolent B cell non-Hodgkin lymphoma (NHL) in combination with rituximab.   The CRL requested additional data from Study 3064, specifically progression free survival (PFS) data.   Teva is currently evaluating all options to obtain the requested data.